                                   LAW OFFICES
                                SAMUEL KORNHAUSER
             155 Jackson Street, Suite 1807, San Francisco, CA 94111
                       (415) 981-6281; FAX (415) 981-7616
                            skornhauser@earthlink.net
SAMUEL KORNHAUSER

VIA EDGAR

                                 April 29, 2005

Kevin Rupert
United States Securities and Exchange Commission
450 Fifth Street, NW, Mail Stop 5-6
Washington, D.C. 20549

Re:  The  Navellier  Performance  Funds N1-A  Registration  No.'s  33-80195  and
     811-9142

Dear Mr. Rupert:
         In response to your April 22, 2005 telephone comments concerning the Navellier Performance Funds' ("the Fund") February 28, 2005 Rule 485A POS N1-A filing, I on behalf of the Fund and its Board of Trustees respond as follows:

     1. The fund acknowledges that the Fund is responsible for the adequacy and accuracy of the disclosure in the filings; that staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and that the Fund may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     2. With regard to the lawsuit filed by Kenneth Sletten, the former trustee of the former Aggressive Small Cap Equity Portfolio of the Performance Funds, there is no liability to the beneficial owners (there are none) of that portfolio because that portfolio has no assets, no beneficial owners and Louis Navellier has posted a $2.5 million bond to cover the $2.3 million judgment which the District Court entered. Under Delaware law (the Fund is a Delaware Business Trust) the lawsuit could only be directed against the Aggressive Small Cap Equity Portfolio (not against any other portfolios of the Navellier Performance Funds) and could only be asserted against that portfolio, not against any of its beneficial owners. Therefore there is no liability to any of the former beneficial owners.

     3. With regard to the Fund now having Navellier & Associates, Inc. as investment adviser, Navellier & Associates, Inc. which is 99% owned and controlled by Louis Navellier, was always providing the portfolio managers, staff analysts and all personnel

Kevin Rupert
April 29, 2005
Page 2

          for Navellier Management Inc. which is also 99% owned and controlled by Louis Navellier. For efficiency and to reduce duplicative filing fees and registrations Louis Navellier dissolved Navellier Management Inc. and the exact same portfolio managers, staff analysts, etc. who had been providing investment management for the Fund through Navellier Management Inc. continued on in those exact same capacities performing the same duties for the fund through Navellier & Associates, Inc.

                  On December 15, 2004, I send a request for no action (if necessary) to Douglas Scheidt, Esq., explaining that pursuant to '40 Act Rule 2a-6 and Wells Fargo, Prudential Insurance Co., Invesco and other no action letters, the Fund felt because there was no change in investment style, investment advisor, portfolio managers or personnel, no change in advisory fees or costs, etc. that the change should not be considered a change in investment advisor and that no shareholder approval under Section 15(a)(4) should be required since there was in reality only a change in name, not in advisors. The Commission responded after a review of my letter and the representation that there was no change in the actual control or management of the investment advisor that in light of our reliance on Rule 2a-6 it did not appear that a no action letter was necessary. The change was made pursuant to Rule 2a-6.

     4. With regard to your comments, we have made the changes you suggested i.e., we have noted that excessive trading could have adverse tax consequences and made specific that it will not be allowed, we clarified the language that the Fund does not accommodate market timing, we expanded the disclosure of portfolio holdings section and broke it out into public and nonpublic (ongoing and ad hoc) disclosures and specified all persons who many have prior access to such information and that they had duties not to disclose or trade on
          that   information.   We  also  expanded  the  portfolio   manager
          compensation section to specify all forms of compensation and incentive percentages. We also gave more detail on the factors considered by the Board of Trustees in approving the investment advisory agreement and that the disclosure will go into the annual report. We explained what services were obtained for the soft dollar arrangement. We also changed the incorporation by reference language in the Mid Cap I and eliminated the double incorporation by reference.

                  Thanks again for your assistance.


                                   Sincerely,


                                   Samuel Kornhauser

SK:kh